Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
POLAR POWER, INC.

1. The Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”) to effect a reverse stock split at a ratio of 1-for-7, (ii) declaring such amendment to be advisable and in the best interest of the Corporation, and (iii) calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation.

2. Upon this Certificate of Amendment becoming effective, Article V of the Certificate of Incorporation of the Corporation is hereby amended by adding a new section 5 as follows:

“Section 5. Effective at 4:05 p.m., Eastern Time, on November 18, 2024 (the “2024 Split Effective Time”), every seven (7) shares of common stock issued and outstanding or held by the Corporation as treasury shares as of the 2024 Split Effective Time shall automatically, and without action on the part of the stockholders, convert and combine into one (1) validly issued, fully paid and non-assessable share of common stock, without effecting a change to the par value per share of common stock (the “2024 Reverse Split”). No fractional shares shall be issued in connection with the 2024 Reverse Split. In lieu of any fractional shares to which the holder would otherwise be entitled, all amounts shall be rounded up to the nearest whole share. As of the 2024 Split Effective Time and thereafter, a certificate(s) representing shares of common stock prior to the 2024 Reverse Split is deemed to represent the number of post-2024 Reverse Split shares into which the pre-2024 Reverse Split shares were converted.”

3. This Certificate of Amendment has been duly approved by the Board of Directors of the Corporation in accordance with Sections 141(f) and 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment has been duly approved by the holders of the requisite number of shares of capital stock of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware and the applicable provisions of the Certificate of Incorporation.

5. This Certificate of Amendment shall become effective at 4:05 p.m., Eastern Time, on November 18, 2024.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 11th day of November, 2024.

POLAR POWER, INC.

By:	/s/ Arthur D. Sams
Name:	Arthur D. Sams
Title:	Chief Executive Officer